
11:56
MANUAL
SELFIE

AIR SELFIE

INVESTOR PRESENTATION

APRIL 2020

AERIAL CAMERA THAT FITS IN YOUR POCKET

The AirSelfie Aerial Camera: convenient size, autonomous flight capability, easy smartphone/app, affordably priced at $99.95




5.8”
3.87”
2.8”
AIR SELFIE

2.8 oz Feather-light chassis does not require registration

AirSelfie Video
https://youtu.be/eohR1rkUO-c

1st MOVER – DTC TRACTION – GLOBAL DISTRIBUTION

AirSelfie was founded in 2016 by two visionary brothers, Marco and Edoardo Stroppiana.

Driven by design and innovation, "Best of the Best" Red Dot award for Product Design in 2018.

Best of CES Awards 2019 '20

Global Headquarters Minneapolis, MN, USA
Delaware "C" Corp
Development Office in Milan, Italy

Offices in London, Shenzhen

Senior Management Team: Consumer Electronics

AIrSelfie : 46,000 units ordered

AIR PIX: 3rd generation product – 18,000 units
Crowdfunding: 8% ROAS
Shopify: 1.5% conversion on PRE-Order

Direct to Consumer Traction
(Intro of AIR PIX - 8 months)

VISITS	1,108,247
Contributions	$2,122,301
CUSTOMERS	17,907
AVG ORDER	$118.52
AD SPEND	$288,767
AVG COST PER ACQUISITION	$16.13
CONVERSION	1.62%
ROAS	7.35x

Global Retail & Distribution Network

Distribution in North America, Europe, Middle East, China, Japan, South Korea, Russia
Focused on DTC, CE & Travel Retail in 2020

(1) As of January 31, 2020

THE WORLD LOVES TO TAKE SELFIES!

1,000
Selfie photographs are posted every 10 seconds
-Adweek

$1.9BN
Expected value of photography accessories
-Persistence Market Research

500MM
Daily Average Users sharing Stories
-Statista

82%
Of Americans 18-34 have taken at least one selfie posting on social media
-Statista

7.8MM
Estimated consumer drone shipments by 2020
-Goldman Sachs Research

$3.3BN
In estimated revenue by 2020
-Goldman Sachs Research

EARLY DISRUPTOR

The stunning content generated from the AirSelfie aerial camera has made it a global social media hit.

Forbes

“AirSelfie is a king of the consumer selfie world.”

Mashable

“This pocket-sized flying camera takes the perfect aerial selfies.”

WIRED

“If you are looking for a cool way to revolutionize your selfies here’s an Italian idea that could help you: AirSelfie.”

HUFFPOST

“If you just got used to selfie sticks we are sorry for you. Get ready to shoot flying images with AirSelfie.”


AMERICAS
Facebook Fans: 17,354
Instagram Followers: 937
Twitter Followers: 833
EUROPE
Facebook Fans: 6,716
Instagram Followers: 798
Twitter Followers: 641
ASIA
Facebook Fans: 12,142
Instagram Followers: 795
Twitter Followers: 229
AFRICA
Facebook Fans: 630
Instagram Followers: 36
Twitter Followers: 37
OCEANIA
Facebook Fans: 390
Instagram Followers: 75
Twitter Followers: 35

18,000 Backers: AirSelfie raised over $2M on its crowdfunding campaigns featuring AIR PIX. This 3x the number of backers on its 1st Kickstarter, highly successful Kickstarter campaign in 2016.

Retail Distribution: Continue to draft off an extremely strong showing at CES 2020 and signing distribution contracts around the world and attract the biggest and best retailers.

Aerial Camera: Changed the photography industry forever by shipping 28,000 AirSelfie and AirSelfie 2 units in 2017 & 2018 respectively.

Product Category: The AirSelfie line expands with 3 new aerial camera models in 2020 that feature ground-breaking, proprietary new A.I.R. (Aerial Imaging Robotics) technologies and offer specific functionality at strategic price points

INDIEGOGO CAMPAIGN – REAL REVENUE

INDIEGOGO Explore What We Do For Entrepreneurs Start a Campaign Log In Sign Up


AIR
P I X
12MP CAMERA
ONE-TOUCH CONTROL
INSTANT SOCIAL MEDIA SHARING



CLOSED

Your Pocket-Sized Aerial Photographer - AIR PIX

Small, lightweight, easy to use. AIR PIX gets you the perfect selfie - no arms or poles in the way!

AirSelfie
2 Campaigns | Minneapolis, United States

$1,620,851 USD by 13,810 backers

$734,146 USD by 6,891 backers on Jun 28, 2019

FOLLOW

★★★★★ 5 months ago

This is SO COOL!

It's so much fun to watch it just take off from my hands! I've played with a few drones, and they're always so hard to control. AIR PIX is so easy and fun! And it's super convenient when I want a group or couple photo. Don't need to have someone sit out of the photo to take the shot anymore!

Technology — Poor … Excellent
Image Quality — Poor … Excellent

Advertising Metrics: Conversion 1.9%, ROAS 7.4x

THE OPPORTUNITY

- 3.2 billion smartphones in the world by 2020.
- Over 1.2 trillion photos are taken by smartphones each year.
- Over 1/3 of those photos are selfies.
- Social media users share content that will incite engagement and “likes” – the better the content, the more engagement and the more likes.

AIRSELFIE CAN BE AN ACCESSORY FOR ALL 3.2 B SMARTPHONE USERS


$13 B COMMERCIAL
• ROADMAP ‘21
$17 B CONSUMER
• AIR PIX
• AIR PIVOT
• AIR DUO
$100B DRONE MARKET BY 2020[1]
$70 B MILITARY
• AIR BLADE

$100B MARKET OPPORTUNITY

THE AERIAL IMAGING ROBOTICS PLATFORM


AERIAL CAMERA HARDWARE
Analog Autonomous Flight Modes
Patented Pocket-Sized Design
EDITING TOOL DASHBOARD
Complete Creative Editing Suite
IMAGE CAPTURE
CUSTOMIZATION
EASE OF USE
ENGAGEMENT
AIR
SELFIE
Paradise
Go Girl
One-Touch Auto-Fly
Easy Pilot Manual Flight
Cross Generational Social Media Relevance
SOFTWARE / APP
SOCIAL MEDIA SHARING

AIRSELFIE TECHNOLOGY OVERVIEW



11:56
AIR
MANUAL
SELFIE
AIR
PIX

A.I.R. (Aerial Imaging Robotics)
Proprietary Software/hardware platform built to optimize the app features with the aerial camera's capabilities, leveraging a modular platform architecture.

Artificial Intelligence
Integrated Artificial layer in A.I.R. cameras allow the app and hardware to interact supporting face tracking, in-flight shot selection, best picture recommendation, visual library management optimization and more.

Intellectual Property
Since 2016, AirSelfie, Inc. is aggressively filing design and utility patents, protecting its technology in multiple jurisdictions around the world including

- Design for the iconic AirSelfie air frame and highly efficient propeller design
- App autonomous and app-free autonomous flight
- Global brand trademark for the category defining AirSelfie brand name.

PROPRIETARY AIRSELFIE ONE-TOUCH APP

Simple to use AirSelfie app works with the entire line of AIR aerial cameras and allows the user to stay immersed in any life activity while AirSelfie captures the event in HD photos or video and then allows easy sharing on popular social media platforms.


STOP
AIR

Capture Me function identifies subject that AirSelfie will follow in the air.


Cancel
Edit
Save
SELECT IMAGES

Smart Gallery for managing and organizing

photos and videos. Image editing suite with crop, zoom, rotate, filter and sticker editing.



S.E.N.D. (Share Experience Now Direct) function that allows direct posting to social media platforms.

DRONE/CAMERA INDUSTRY OVERVIEW

AirSelfie is uniquely positioned to capture significant market share in the growing drone sectors of the camera industry.


PROSUMER DRONE
dji
Skydio
AIR SELFIE
CONSUMER AERIAL CAMERA
Insta360
New 360 Camera
Canon
Nikon
GoPro
DIGITAL CAMERAS
CONSUMER ACTION CAMERA

AIRSELFIE AERIAL CAMERA LINE FOR 2020

NEW PRODUCTS ‘19/20



AIR PIX

NEW

AirSelfie’s most affordable and intuitive entry-level aerial camera is geared toward casual photographers and videographers ages 10+.

FOURTH QUARTER 2019
SRP: $99.95



AIR PIVOT

NEW

Revolutionary aerial camera features 180˚ manual tilting camera delivering landscape and zenith photos and HD videos giving photographers great versatility at a great price.

SECOND QUARTER 2020
SRP: $179.95



AIR DUO

NEW

AirSelfie’s first aerial camera to feature dual lenses for landscape and zenith photos and HD videos giving photographers great versatility in an aluminum chassis.

SECOND QUARTER 2020
SRP: $229.95

ROADMAP ‘21



AIR SKY

NEW

Airselfie’s autonomous flight, zenith and birds-eye camera’s flies and captures photos and 4K videos with or without a connection to a smartphone. 3D printed Airframe

FIRST QUARTER 2021
SRP: $249.95

AIR BLADE

NEW

Airselfie’s technology focused on use in tactical markets. Multi-camera, multi sensor for Military, Polices, Fire and First Responders who need visual access to unapproachable areas.

2021
SRP: NDA











AIRSELFIE TACTICAL

AirSelfie is uniquely positioned to capture significant market share in the growing drone camera space supporting applications for Military, Police, Fire and First Responders


AiR
B L A D E

Active Program with US Army: AEWE - Army Expeditionary Warfare Experiment

- Extreme close quarters intelligence without exposure.
- Tactical Observation Surveillance System – T.O.S.S.

Example: infantry soldiers lack the capability to conduct personal aerial reconnaissance especially in close quarter combat scenarios.

Incorporates advanced camera options (thermal, iR, 3D).

. Anti-collision one-touch flight profiles & future autonomous operation.

A much smaller, lighter footprint and lower cost than current personal surveillance systems.

AIRSELFIE SALES GLOBAL DISTRIBUTION STRATEGY

AirSelfie's Broad Appeal Aligns Globally with Omni-Channel Retailers Who Sell Smartphones & Photography Accessories

Key positioning at boutique, e- commerce and national influential retailers like **B8ta**, **Touch of Modern** and **GameStop**.

Volume opportunities in the Club Store channel with placement at **Sam's Club** and **Costco**.

Mass penetration in key big box consumer electronics destinations like **Apple**, **Best Buy** and **Target**.

Big box consumer electronics destinations like **Metro**, **Tesco** and **Carrefour** and specialty stores like **Smartech** and **Mediamarkt** 2019.



Prime placement in more upscale national department stores like **Nordstrom**, **Macy's** and **Bloomingdales** and regional stores like **Dillard's** and **Fred Meyer**.

Key placement at influential retailers ike **Apple Retail** and e-commerce like **Amazon USA & Europe**.

Leverage military B2B commercial market with placement at **AAFES**, **MCX**, **Nexcom** & **CGX**.

Capturing tourism consumers at convenient airport retailers like **Unifree Duty Free** and **Airport Traveller Shop**.

Strategic alignment with placement in the mobile channel at retailers like **Vodaphone**, **Phonehouse**, **Yoigo** and **Telkom**.

Strategic placement at tourism intersections in airport retailers like **Hudson News**, and **InMotion**.

STRATEGIC PRODUCT ROLLOUT

Scalable Growth Through a Strategic Product Roadmap

AERIAL CAMERA	Q1 2020			Q2 2020			Q3 2020			Q1 2021		
	NA	EMEA	APAC	NA	EMEA	APAC	NA	EMEA	APAC	NA	EMEA	APAC
 AIR PIX	●	●	●									
AIR PIVOT 				●	●	●						
 AIR DUO				●	●				●			
AIR SKY 										●	●	

Mission:
Execute a product roadmap with devices that have differentiated and complementary features and price points with launch dates that allow for maximum market traction for each device.

Change the Game
Global launch of a feature rich camera at an industry disruptive price point to quickly establish the aerial camera category.

Expand the Market
Launch 2 new devices globally with higher performance features at higher price points (& margins) to an existing customer base & beyond.

Create Demand
Delay launch in APAC region for the higher price point device in order to create demand.

Shake Up the Industry
Disrupt the category again with an aerial camera that has Unparalleled features & dramatic manufacturing advantages.

This slide contains forward looking projections which are not guaranteed.

AIRSELFIE MARKETING LEVERS

Global Direct to Consumer



Meet Your Pocket Size Aerial Photographer
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AIR PIX
POWER BANK
APP
SUPPORT
AIR PIX
Now Anyone Can Take Stunning Aerial HD Selfie Photos & Video
$99.95
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DTC TRACTION

As of 1/1/20

Visits	1,108,247
Revenue	$2,122,301
Customers	17,907
AVG Order	$118.52
Ad Spend	$288,767
Avg Cost/Acquisition	$16.13
Conversion	1.62%
ROAS	7.35x

STRONG PERFORMING FACEBOOK ADS





SEARCH 36.11%
SOCIAL 25%
WEBSITE TRAFFIC DRIVERS
LINK 27.78%
DIRECT 11.11%

SHOPIFY WEBSITE

The AirSelfie website is a highly refined sales funnel that uses ecommerce best practices through widgets, feeds and data capture to maximize conversion.

DRIVEN BY STRATEGIC FACEBOOK & GOOGLE ADS

AirSelfie has implemented a highly successful Facebook and Google ad campaign that has become a key traffic driver to the website. Constant monitoring, analysis and adapting to the most productive messaging, timing, images, etc has led to an extremely strong ROAS and high conversions rates.

AIRSELFIE MARKETING LEVERS

Retail Bricks & Mortar and E-Commerce Marketing

Bricks & Mortar Marketing

AirSefie has developed a catalog of assets that communicate the unique selling proposition of AirSelfie aerial cameras:

- Multiple sales & marketing tools for AirSelfie representatives and distributors
- Dramatic, upscale and friendly packaging
- A series of either free-standing or table top acrylic displays that allow for complete modularity, flexibility and localization.


AIR PIX
AERIAL CAMERA
TAKE STUNNING HD PHOTOS & VIDEO HANDS-FREE FROM THE AIR

E-Commerce Marketing

AirSefie is leveraging the successful practices employed on the AirSelfie DTC e-commerce website to maximize the success potential on our retailer partner's e-commerce sites plus e-commerce sites like Amazon and Adorama.

- Strong product positioning and messaging
- Compelling product and lifestyle photography
- Engaging user generated content


amazon
Adorama
BEST BUY
CONRAD
MediaMarkt
FORTRESS
AirSelfie AIR PIX Aerial Camera
$99.95
Meet Your Pocket Size Aerial Photographer
SHOP NOW
The crowdfunding aerial camera that raised over $1.6 million

AIRSELFIE MARKETING LEVERS
Influencers, PR & Collaborators

Aligned Nano & Macro Influencers
AirSelfie is identifying strategic celebrity macro influencers and use case nano influencers in parallel industries like travel, outdoor, photography and others.


thebucketlistfamily • Follow
Bhutan
doyoutravel • Follow
Jaipur
168,958 likes
SEPTEMBER 7, 2018

Forbes
HUFFPOST
BuzzFeed
WIRED

Influential Reviews
AirSelfie has already benefitted from multiple reviews by influential publications and blogs. This will continue with the introduction of new aerial cameras with more functionality.

Collabs with Like-Minded Groups
AirSelfie is in discussions with high profile organizations that share our energy & demographic appeal like the USA Olympic Skateboarding team.


USA
skateboarding


ARC'TERYX
Teva
MONSTER
ENERGY

Brand Collaborations
AirSelfie is identifying brands that have products that appeal to the same demographics and have aligned use cases across multiple and varied product categories.

AIRSELFIE MARKET SIZE PARAMETERS

Focused on Global Smartphone Users who are Selfie Fanatics

	2019/2020	2020/2021	2021/2022	2022/2023	2023/2024
GLOBAL SMARTPHONE USERS	3,200,000,000	3,500,000,000	3,800,000,000	3,900,000,000	4,000,000,000
SMARTPHONE USERS THAT FREQUENTLY TAKE PHOTOS	19.00% 608,000,000	23.00% 805,000,000	26.00% 988,000,000	29.00% 1,131,000,000	31.00% 1,240,000,000
FREQUENT SMARTPHONE PHOTO TAKERS THAT ARE SELFIE FANATICS	8.00% 48,600,000	14.00% 112,700,000	19.00% 187,720,000	24.00% 271,440,000	24.00% 297,600,000
CONVERSION RATE LEADING TO PROJECTED UNIT SALES	0.05% 24,300	0.15% 164,000	0.32% 600,704	0.40% 1,085,760	0.50% 1,488,000

This slide contains forward looking projections which are not guaranteed.

PRO FORMA FINANCIAL STATEMENTS

AIR SELFIE PRO FORMA FINANCIAL

	FY2019/2020	FY2020/2021	FY2021/2022	FY2022/2023	FY2023/2024
INCOME STATEMENT					
Unit Sales	**4,000**	**165,840**	**600,704**	**1,085,760**	**1,488,000**
Revenue	535,517	14,864,918	77,561,451	140,190,712	192,126,970
COGS	391,704	8,380,549	44,985,642	81,310,613	111,433,643
Gross Profit	143,813	6,484,369	32,575,809	58,880,099	80,693,327
Gross Margin	*26.9%*	*43.6%*	*42.0%*	*42.0%*	*42.0%*
Operating & Managerial Team	708,262	1,011,000	2,326,844	4,205,721	5,763,809
percent of sales	*132.3%*	*6.8%*	*3.0%*	*3.0%*	*3.0%*
Selling Expense	199,866	1,889,105	6,980,531	12,617,164	17,291,427
percent of sales	*37.3%*	*12.7%*	*9.0%*	*9.0%*	*9.0%*
Marketing & Advertising Expense	737,501	1,352,907	10,082,989	16,822,885	23,055,236
percent of sales	*137.7%*	*15.0%*	*13.0%*	*12.0%*	*12.0%*
Research & Development	-	148,649	3,102,458	7,009,536	9,606,349
percent of sales	*0.0%*	*1.0%*	*4.0%*	*5.0%*	*5.0%*
General & Admin	482,192	740,399	2,326,844	4,205,721	5,763,809
percent of sales	*90.0%*	*5.0%*	*3.0%*	*3.0%*	*3.0%*
EBITDA	(1,984,008)	1,342,310	7,756,144	14,019,071	19,212,697
percent of sales	*-370.5%*	*9.0%*	*10.0%*	*10.0%*	*10.0%*

Note: Pro Forma Financial Assumptions - Next Page

Projections are not guaranteed.

PRO FORMA FINANCIAL STATEMENT ASSUMPTIONS

Significant Assumptions

Management has completed detailed modeling in support of the operations and cash flows required for the year ending April 30th, 2021:

- Revenue, margin and product have been forecasted highlighting the business' geographic and channel diversity.
- Operating Expenses reflect the required investments in developing the business to business and retail channel development as well as in the necessary operating and administrative infrastructure.
- Cash requirements also considered given the need to finance receivables and inventory to support growth.
- Management has conservatively treated its crowdfunding orders and left the orders unfilled for the year ending April 30th, 2021. The orders (approximately 18k units) are classified as deferred revenue in the consolidated balance sheet as of March 31st, 2020 and represent approximately $2 million.
- Management intends to use excess available cash from operations to fulfill such orders which would improve forecasted performance for the year ended April 30th, 2021.

Management's approach for the other years presented is currently for the income statement only and is based upon management's assessment of the market parameters and conversion improvements expected as product acceptance and visibility are enhanced by the successful operations in 2021.

INVESTMENT SUMMARY

Creating an innovative new category –

aerial camera.

Intersection of several significant large approachable markets – camera, drone, and social.

Leveraging initial success to launch enhanced products: multiple SRU's, new lower and – price points and improved functionality.

Working Capital for Global Growth, Sales & Marketing and Capital Expenditures

Global Distribution

Building on Platform in Europe, On-line/Off-line in North America and Asia

DISCLAIMERS

This presentation is not an offer to sell nor a solicitation of an offer to buy securities. Any offer or sale of securities would be made by means of an offer memorandum containing detailed information about the company, its management and the securities, including risk factors and other matters. In particular, no offer, sale or solicitation is being made in any jurisdiction in which such offer, sale or solicitation would be prohibited.

This presentation contains “forward-looking statements”. These statements are based on management’s current expectations and beliefs, as well as a number of assumptions concerning future events. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which are outside of our control and all of which could cause actual results to differ materially from the results expressed or implied in the forward-looking statements. Forward-looking statements should not be unduly relied upon, and we do not undertake any obligation to update forward-looking statements following the date this presentation is made.

AIR SELFIE

Greg Appelhof – President
AirSelfie, Inc.
greg@airselfiecamera.com
www.airselfiecamera.com